March 12, 2020
 VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 Fifth Street, N.W.
Washington, DC  20549

Attention: Melissa Gilmore and Claire Erlanger

RE:	Kulicke and Soffa Industries, Inc. (the “Company”)
Form 10-K for the fiscal year ended September 28, 2019
Filed November 15, 2019
File No. 000-00121
Dear Ms. Gilmore and Ms. Erlanger:
We are writing in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated February 28, 2020, to Lester Wong, Chief Financial Officer of Kulicke & Soffa Industries, Inc. (the “Company”), related to the Company’s Form 10-K for the fiscal year ended September 28, 2019 (the “Form 10-K”).
For your convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses.

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Form 10-K as of September 28, 2019
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

1.
We note that your results of operations section in MD&A discusses the changes in revenue and gross profit by segment. However, we note from your disclosure in Note 14 that segment operating income is the measure used by your chief operating decision maker in deciding how to allocate resources and assess performance. We also note that although the Capital Equipment segment generated the larger revenue and gross profit amounts of the two segments in fiscal 2019, it generated a loss from operations, while APS had income from operations. In light of this disproportionate contribution of the Capital Equipment segment to operating income relative to its contribution to revenue, it appears that investors would benefit from a discussion of segment operating income in your results of operations discussion within MD&A. Please consider revising as appropriate.

Response
The Company acknowledges the Staff's comment. Although the Company finds the current disclosure to be sufficient, in future filings, starting with the Form 10-Q for the quarter ending March 28, 2020, we will supplement the disclosure with further discussion of segment operating income.
The Company provides the following examples of the disclosure, which we will incorporate in future filings, with further discussion of income from operations by reportable segment:
Sample Fiscal 2019 Disclosure
"Income from Operations
The following table reflects income from operations by business segment for fiscal 2019 and 2018:

	Fiscal
(in thousands)	2019	2018	$ Change	% Change
Capital Equipment	$(12,577)	$132,563	$(145,140)	(109.5)%
APS	34,187	34,069	118	0.3%
Total income from operations	$21,610	$166,632	$(145,022)	(87.0)%

For fiscal 2019, Capital Equipment income from operations decreased by $145.1 million, from $132.6 million income from operations to $12.6 million loss from operations. The decrease was primarily due to lower sales volume as explained under 'Gross Profit.'
For fiscal 2019, APS income from operations remained consistent as compared to the prior year. This was due to lower revenue contribution as explained under 'Gross Profit,' and partially offset by lower operating expense."
Sample Q1 2020 Disclosure
" Income from Operations
The following table reflects income from operations by business segment for the three months ended December 28, 2019 and December 29, 2018:

	Three months ended
(in thousands)	December 28, 2019	December 29, 2018	$ Change	% Change
Capital Equipment	$2,708	$5,130	$(2,422)	(47.2)%
APS	10,706	9,425	1,281	13.6%
Total income from operations	$13,414	$14,555	$(1,141)	(7.8)%
For the three months ended December 28, 2019, the lower Capital Equipment income from operations as compared to the prior year period was primarily due to lower sales volume as explained under 'Gross Profit,' and partially offset by lower operating expense.
For the three months ended December 28, 2019, the higher APS income from operations was primarily due to higher sales volume as explained under 'Gross Profit,' and lower operating expense. "

Notes to Consolidated Financial Statements
Note 3: Goodwill and Intangible Assets
Goodwill, page 47

2.
We note your disclosure that you performed your annual assessment in the fourth quarter of fiscal 2019 and concluded that no impairment charge was required and that during fiscal year 2019 and through the three months ended December 28, 2019, you reviewed qualitative factors and determined that no triggering event had occurred to indicate that the fair value of the reporting unit is below its carrying value. We further note that net revenues for your capital equipment segment in fiscal 2019 decreased 46.2% from fiscal 2018 and decreased 11.7% for the three months ended December 28, 2019 compared to the same period for 2018, and the segment had a loss from operations in fiscal 2019 of $12.5 million. Please tell us how you considered the factors pursuant to ASC 350-20-35-3 in determining that further impairment testing was not necessary given the decreases in net revenues and gross profit for your capital equipment segment. Additionally, please tell us if the fair values of each of your reporting units are substantially in excess of their carrying values.

Response:
The Company operates two reportable segments consisting of Capital Equipment and Aftermarket Products and Services ("APS"). The Company aggregated twelve operating segments as of September 28, 2019 and December 28, 2019, with six operating segments within the Capital Equipment reportable segment and six operating segments within the APS reportable segment. As of September 28, 2019, the Company reported a goodwill balance of $55.7 million, of which $29.5 million relates to the Company’s Capital Equipment segment and $26.2 million relates to the Company’s APS segment.  As disclosed in Note 1: Basis of Presentation - Accounting for Impairment of Goodwill of the Form 10-K, the Company tests goodwill for impairment annually in the fourth quarter, or more frequently if circumstances indicate a possible impairment. The Company tests for goodwill impairment at a level of reporting referred to as a "reporting unit" in ASC 350-20-20. A reporting unit can be an operating segment, or one level below an operating segment.
The goodwill balance for each reportable segment as of September 28, 2019, relates to three operating segments in the Capital Equipment segment and two operating segments in the APS segment. Those operating segments were also determined to be the reporting units for the purpose of goodwill assessment. The reporting units in the Capital Equipment segment with goodwill balances are the Wedge Bonder CE, APMR CE and Lithography operating segments. The reporting units in the APS segment with goodwill balances are the Wedge Bonder APS and APMR APS operating segments. The decrease in net revenues for our Capital Equipment segment in fiscal 2019 has been primarily driven not by those operating segments, but instead by our Ball Bonder CE operating segment, which has no goodwill. The Capital Equipment segment experienced a loss from operations in fiscal 2019 of $12.5 million. The Ball Bonder CE operating segment has contributed

82.5% of the decrease in the total net revenue of the Capital Equipment segment in fiscal 2019 as compared to the same period in fiscal 2018.
For the three months ended December 28, 2019 as compared to the same period in fiscal 2019, the lower Capital Equipment net revenue was primarily due to the lower volume from both the Wedge Bonder CE operating segment (which is a goodwill reporting unit) and Ball Bonder CE operating segment (which has no goodwill). The Company has reviewed the qualitative factors to ascertain if a "triggering" event may have taken place that may have the effect of reducing the fair value of the reporting units to below its carrying value, and concluded that no triggering event had occurred.
As part of our annual evaluation during the fourth quarter of our fiscal 2019, for the Wedge Bonder CE and Wedge Bonder APS reporting units, the Company has reviewed the qualitative factors as set forth below to ascertain if a "triggering" event may have taken place that may have the effect of reducing the fair value of the reporting unit below its carrying value. In fiscal 2018, we performed the first step of the goodwill impairment test under the income approach, and the estimated fair value of both reporting units were seven times above the respective carrying value.
For the Lithography, APMR CE and APMR APS reporting units, the Company chose to bypass the qualitative assessment and proceed directly to perform the first step of the goodwill impairment test.
Wedge Bonder CE and Wedge Bonder APS Reporting Units
Pursuant to ASC 350-20-35-3, the Company has assessed qualitative factors, as described in paragraphs 350-20-35-3A through 35-33G, during fiscal 2019, for the Wedge Bonder CE and Wedge Bonder APS reporting units. An overview of the Company’s consideration of the factors in ASC 350-20-35-3C follows:
a) Macroeconomic conditions
The general macroeconomic uncertainty, which has resulted in a demand decline industry wide, does not represent a significant deterioration in the general economic conditions during 2019. The Company anticipates a gradual recovery in our overall businesses in the near term based on our forecast, including for the Wedge Bonder CE and Wedge Bonder APS reporting units. This near-term recovery represents a stabilization of the long-term growth trend of industry demand as supported by industry analysts such as Gartner and our internal estimates, and includes semiconductor, automotive, and power discrete consumption.
b) Industry and market considerations
Notwithstanding the decrease in the wedge bonder CE and APS markets as a result of the current US-China trade relationship, management expects our leadership position to continue primarily due to our significant global installed base and large market share. As discussed above under macroeconomic conditions, management continues to expect long-term growth in semiconductor, automotive and power discrete consumption.
c) Cost factors
We have implemented a cost reduction initiative to align operating expenses with revenue as part of the Company's effort to enhance the quality and efficiency of our global organization. Any anticipated changes in costs are incorporated into our ongoing forecasts. The Company does not anticipate the margin of our products to decrease significantly.
d) Overall financial performance
In evaluating whether it was more likely than not that the fair values of our reporting units were less than their carrying amounts, we assessed our overall financial performance. Similar to the general market, the Company’s revenue in fiscal 2019 has decreased from 2018. However, the reporting units have continued to achieve positive operating margin in fiscal 2019 and are expected to achieve positive operating margin in fiscal 2020. A key factor in our consideration is that the total income from operations for the last three fiscal years exceeded the carrying value of the goodwill balance. Based on continued Wedge Bonder CE and APS strength and positive indicators for the industry, we do not expect significant deterioration of the overall financial performance as management continues to expect long-term growth in semiconductor, automotive and power discrete consumption.
e) Entity-specific events
No relevant entity-specific events such as changes in management, executive strategy, key personnel, or customers occurred during fiscal 2019. Additionally, there was no contemplation of bankruptcy and no outstanding material litigation to consider.
f) Events affecting a reporting unit
No intervening events occurred that would indicate that the carrying value of the reporting units had been impaired.

g) Share price
While there were periods of temporary declines of our market capitalization within the year, the market capitalization of the Company has remained above its book value.
The Company evaluated the significance of the events and circumstances included in paragraph 350-20-35-3C (a) through (g), as set forth above, in the context of determining whether it was more likely than not that a goodwill impairment existed. Application of the goodwill impairment analysis requires significant judgment. Based on consideration of the weight of evidence of the factors considered above, the Company concluded that it was not more likely than not that goodwill of the Wedge Bonder CE and Wedge Bonder APS reporting units were impaired as of September 28, 2019.
Lithography, APMR CE and APMR APS Reporting Units
The Company used a discounted cash flow model to determine the fair value of the Lithography, APMR CE and APMR APS reporting units. The cash flow projections used within the discounted cash flow model were prepared using the forecasted financial results of the reporting units, which were based upon underlying estimates of the total market size as determined by independent third party industry reports, and market share data developed using a combination of independent third party data and our internal data. Significant assumptions used to determine fair value of the reporting units included terminal growth rate, expected challenging global industry and market conditions, working capital, tax rate and a weighted average cost of capital (discount rate). Based on this assessment, we concluded that the estimated fair value determined under the income approach for each of our Lithography, APMR CE and APMR APS reporting units as of September 28, 2019 exceeded the respective carrying value by more than 100%. Hence, we concluded that the goodwill assigned to each reporting unit, as of September 28, 2019, was not impaired.

Note 10: Revenue and Contract Liabilities, page 57

3.
We note from your disclosure in Note 10 that you report revenue based on your reportable segments and you believe that reporting revenue on this basis provides information about how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. However, we note that in your investor presentations and earnings calls, you discuss the business in terms of certain end markets such as automotive, advanced packaging, and memory, among others, as well as product categories such as your wire bonder business and ball bonder business. Additionally, we note that each of your two reportable segments consists of six operating segments. In light of this, it appears it may be appropriate to disclose revenue on a further disaggregated basis. Please tell us how you considered the guidance in ASC 606-10-55-90 through 55-91 when determining the appropriate level of disaggregation of revenue.

Response:
In determining the appropriate categories to use to disaggregate revenue for purposes of its disclosure, the Company started with ASC 606-10-50-5, which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.
The Company considered the examples that might be appropriate for disaggregation, as set forth in ASC 606-10-55-91, which include the following:
a) Type of good or service (for example, major product lines);
b) Geographical region (for example, country or region);
c) Market or type of customer (for example, government and nongovernment customers);
d) Type of contract (for example, fixed-price and time-and-materials contracts);
e) Contract duration (for example, short-term and long-term contracts);
f) Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time); and
g) Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries).
ASC 606-10-55-90 describes what an entity should consider when selecting the type of categories to use to disaggregate revenue:
a) Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations);

b) Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments; and
c) Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.
The information about our revenue that we disclose to investors and other users of our financial statements, such as earnings releases and periodic reports filed under the Securities Exchange Act of 1934, is the same as that used by our chief operating decision maker (“CODM”) for evaluating financial performance and making resource allocation decisions. In our earnings releases, only consolidated revenue is presented, and in periodic reports, we present revenue based on our reportable segments: Capital Equipment and APS.
All Capital Equipment operating segments are aggregated and reported as a single segment as a result of similarity of economic characteristics such as operating risks, long term average margin, revenue trend and sales channel. This presentation is also consistent with the principle of ASC 606 that requires an entity to disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.
Spares and services are reported as a single segment (APS segment) due to the nature of the business, which is less volatile than our equipment sales. APS sales are more directly tied to semiconductor unit consumption rather than capacity requirements and production capability improvements. While the revenue recognition for spares (point in time) is different as compared to services (over time), further disaggregation of service revenue from APS segment is not meaningful, largely based on materiality.
Although the Company has presented an approximate breakdown of revenue by end market by percentage in its investor presentations, we do not disaggregate the revenue in absolute terms. Rather, when appropriate, the Company includes limited additional information regarding underlying performance trends impacting the business in order to provide additional context to investors on the results of operations. For example, in the investor presentation for the fourth quarter of fiscal 2019, the information concerning revenue by end market was presented on a slide titled "Broad End Applications," because the information was used to describe our business and results of operations generally to investors, rather than to present disaggregated revenue figures. The nature, amount, timing and uncertainty of revenue recognition does not change based on those end markets, as each “end market” comprises both equipment sales and APS sales. In addition, the sales cycle, distribution channels, product life cycles, manufacturing processes and other economic factors across all of these “end markets” are also generally similar. Considering the similarity of the different “end markets” in terms of the nature, amount, timing, and uncertainty of revenue and cash flows, management has concluded that such disaggregation of revenue is not meaningful under ASC 606. Therefore, the Company does not actively track this information, which is instead estimated based on available customer and product information. Finally, while management believes that the "end market" estimate is reasonable, precise data is not readily available and is not relied upon by our CODM in evaluating financial performance or making resource allocation decisions.
Based on its evaluation, the Company believes it has met the disclosure objective in ASC 606-10-50-5. The Company disaggregates revenues by     reportable segments which it believes enables users of its financial statements to understand how the Company’s revenues impact its financial position and is in line with how the Company manages its business.
As the Company’s business continues to evolve, it will evaluate the manner by which it disaggregates its revenues and will revise its future disclosures as necessary.

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If you have any questions, please do not hesitate to contact me at +65 6417 3437.

Sincerely,

/s/ LESTER WONG
Lester Wong
Senior Vice President and Chief Financial Officer

cc:	Adam S. Weinstock, Partner
Faegre Drinker Biddle & Reath LLP

Hans Koopmans, Partner
PricewaterhouseCoopers LLP